U.S. SECURITIES AND EXCHANGE COMMISSION
                         Washington, DC  20549

             STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                                FORM 4

Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.

___    Check box if no longer subject to Section 16.  Form 4 or Form 5 obligations may continue.  See Instruction 1(b)

1.  Name and Address of Reporting        Efird, Robbie M.
Person                                   200 N. Elm Street
                                         Greensboro, NC  27401

2.  Issuer Name and Ticker or            Network Systems
Trading Symbol                           International, Inc.
                                         (NESI)

3.  IRS Number of Reporting Person,
if an Entity (Voluntary)

4.  Statement for Month/Year:            December, 1997

5.  If Amendment, Date of Original       N/A

6.  Relationship of Reporting            Officer, Director,
Person to Issuer                         10% Owner
     (Check all applicable)

7.  Individual or Joint/Group            _x__ Form filed by
Filing (Check applicable line)           one Reporting Person
                                         ___ Form filed by
                                         more than one
                                         Reporting Person.

Table I - Non-Derivative Securities Acquired, Disposed of, or
Beneficially Owned

1.  Title of Security                     Common Stock

2.  Transaction Date  (Month/Day/Year)    December 22, 1997

3. Transaction Code  (Instr. 8)           Code:  G
                                          V:

4.  Securities Acquired (A) or Disposed   Amt:         5,000
of (D)
                                          (A) or (D)   D
                                          Price:       $8.00

                                          Amt:         10,000
                                          (A) or (D)   D
                                          Price:       $8.00

5.  Amount of Securities Beneficially
Owned at                                  2,179,293
End of Month
6.  Ownership form:  Direct (D) or        2,169,293  (D)
Indirect (I)                                 10,000  (I)

7.  Nature of Indirect Beneficial         10,000 shares held
Ownership:                                indirectly by Mr.
                                          Efird for his minor
                                          son under the
                                          Uniform Gift to
                                          Minors Act.

Table II - Derivative Securities Acquired, Disposed of, or
Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security                       N/A

2.  Conversion or Exercise Price of
Derivative Security

3.  Transaction Date (Month/Day/Year)

4.  Transaction Code                      Code:

                                          V:

5.  Number of Derivative Securities       (A)
Acquired (A) or
 Disposed of (D)
                                          (D)

6.  Date Exercisable and Expiration Date  Date
   (Month/Day/Year)                       Exerci-
                                          sable

                                          Expira-
                                          tion Date

7.  Title and Amount of Underlying        Title
Securities

                                          Amount
                                          or Number
                                          of Shares

8.  Price of Derivative Security:

9.  Number of Derivative Securities
Beneficially Owned at End of Month:

10.  Ownership Form of Derivative
Security:  Direct (D) or Indirect (I)

11.  Nature of Indirect Beneficial
Ownership



/s/ Robbie M. Efird
Signature of Reporting Person


Date:   01/05/98